Exhibit 99.6

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (the “Agreement”) is made and entered into as of this [        ] day of August, 2012 to be effective as of the Effective Date (as hereinafter defined), by and among Par Petroleum, Inc., a Delaware corporation formerly known as Delta Petroleum Corporation (the “Company”), certain holders of the Company’s common stock, $.01 par value per share (“Common Stock”) listed on Schedule A (the “Key Holders”), and any subsequent investors, or transferees, who become parties hereto as “Investors” pursuant to Sections 6.1 and 6.2 below (the “Investors,” and together collectively with the Key Holders, the “Stockholders”). As used herein, the terms “own” or “hold,” and all variations of such terms, shall mean to own, hold or otherwise exercise investment discretion, whether directly or indirectly, over the applicable Shares (as defined below).

RECITALS:

WHEREAS, on December 16, 2011, and January 6, 2012, the Company and certain of its affiliates filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) initiating cases under chapter 11 of title 11 of the United States Code;

WHEREAS, the Joint Amended Chapter 11 Plan of Reorganization of Delta Petroleum Corporation and Its Debtor Affiliates, as confirmed on [            ], 2012, by an order of the Bankruptcy Court entered on [            ], 2012, (the “Plan”), provides for the cancellation of all existing equity in the Company and the issuance of the Common Stock;

WHEREAS, the Stockholders desire to enter into an agreement to provide the Key Holders with the right, among other rights, to elect certain members of the board of directors of the Company (the “Board”) and the subsidiaries of the Company, to enter into the registration rights agreement (the “Registration Rights Agreement”) dated as of the date hereof and attached as Exhibit A hereto, and to provide for certain obligations among the Stockholders, all in accordance with the terms of this Agreement; and

WHEREAS, this Agreement is intended to become effective as of the effective date (the “Effective Date”) of the Plan.

NOW, THEREFORE, in consideration of the promises and the mutual agreements, covenants, and provisions contained herein, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors except as provided in Section 1.6 below. For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, in order to cause the election to the Board, until there are no Board seats left vacant, of:

(a) Two (2) individuals designated by Whitebox Advisors, LLC (“Whitebox”) in the two-year period following the Effective Date, and after such two-year period, Whitebox shall designate two (2) individuals so long as Whitebox or its Affiliates (as defined below) hold at least ten percent (10%) of the outstanding Shares of Common Stock and one (1) individual so long as Whitebox or its Affiliates hold at least five percent (5%) but less than ten percent (10%) of the outstanding Shares of Common Stock (collectively, the “Whitebox Designees”). In the event that Whitebox or its Affiliates no longer hold of at least five percent (5%) of the outstanding Shares of Common Stock, the Whitebox Designees shall be designated by holders of a majority of the outstanding Shares of Common Stock. The Whitebox Designees shall initially be Jacob Mercer and Mel Cooper;

(b) Two (2) individuals designated by Zell Credit Opportunities Master Fund, L.P. (“ZCOF”) in the two-year period following the Effective Date, and after such two-year period, ZCOF shall designate two (2) individuals so long as ZCOF or its Affiliates hold at least ten percent (10%) of the outstanding Shares of Common Stock and one (1) individual so long as ZCOF or its Affiliates hold at least five percent (5%) but less than ten percent (10%) of the outstanding Shares of Common Stock (collectively, the “ZCOF Designees”). In the event that ZCOF or its Affiliates no longer hold at least five percent (5%) of the outstanding Shares of Common Stock, the ZCOF Designees shall be designated by holders of a majority of the outstanding Shares of Common Stock. The ZCOF Designees shall initially be Will Monteleone and Ben Lurie;

(c) One (1) individual (the “Independent Designee”) designated jointly by Whitebox, ZCOF and Waterstone Capital Management, L.P. (“Waterstone”), so long as Whitebox, ZCOF, Waterstone and/or their Affiliates collectively hold at least twenty percent (20%) of the outstanding Shares of Common Stock, which Independent Designee shall not be an Affiliate of any of the Key Holders and shall initially be Michael Keener. In the event that the Key Holders are no longer collectively holders of at least twenty percent (20%) of the outstanding Shares of Common Stock, then the Independent Designee shall be designated by holders of a majority of the then outstanding Shares of Common Stock. In addition, in the event that any of the Key Holders (together with its Affiliates) individually no longer holds at least five percent (5%) of the Shares of Common Stock, then such Key Holder shall no longer be entitled to jointly designate the Independent Designee, which Independent Designee shall thereafter be designated by the remaining Key Holders who are still entitled to appoint the Independent Designee. The Independent Designee shall initially be Michael Keener; and

(d) To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof (each a “Designee”) shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company’s Amended and Certificate of Incorporation (as the same may be amended from time to time, the “Certificate”).

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, officer, director, or manager of such Person and any venture capital fund now or hereafter existing that is controlled by one or more general partners of or shares the same management company with such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, any such undesignated director seat shall remain vacant until such designee is chosen, and the remaining members of the Board shall continue to operate as a fully functioning Board.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Section 1.2 or Section 1.6 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person or the group entitled under Section 1.2 or Section 1.6 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Section 1.2 or Section 1.6 is no longer so entitled to designate or approve such director or occupy such Board seat; and

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 or Section 1.6 shall be filled pursuant to the provisions of this Section 1.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. If and so long as the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5 No Liability for Election of Recommended Directors. No party, nor any Affiliate of any such party, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any party have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 Additional Director. Notwithstanding the provisions of Section 1.2 above, in the event that Persons other than the holders of class 5 “Noteholder Claims” under the Plan, other Investors, and their respective Affiliates (together, the “Noteholders”) collectively own 20% or more of the outstanding Common Stock on the Effective Date, then the size of the Board shall be increased to six (6) persons and the holders of a majority of the Common Stock held by Persons other than the Noteholders shall be entitled to designate one (1) director to serve on the Board.

1.7 Subsidiary Boards. Except with respect to Piceance (as hereinafter defined) or as otherwise unanimously agreed by the Board, the Stockholders shall cause their Designees to elect the same persons set forth in this Section 1 to be elected as the members of the Board of Directors or Managers of all subsidiaries of the Company.

2. Piceance Board. Each Stockholder agrees to cause their Designees to vote to elect the following persons to the Board of Managers of Piceance Energy, LLC, a Delaware limited liability company (“Piceance”) so long as the Company is a member of Piceance: (i) one person designated by Whitebox, so long as Whitebox, or any one of its Affiliates, is a holder of the Common Stock and (ii) one person designated by ZCOF, so long as ZCOF, or any one of its Affiliates, is a holder of the Common Stock. Notwithstanding the foregoing, in the event that either Whitebox or ZCOF are no longer entitled to elect managers to the Board under the Agreement, then such Piceance Board of Managers position shall be elected by a majority of the Board.

3. Remedies.

3.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement and to comply with Sections 6.17 and 6.18.

3.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement, other than each Investor, hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company with full power of substitution, with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1 hereto or designation of managers of Piceance pursuant to Section 2 hereof, and hereby authorizes each of them to represent by proxy and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party’s Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or any designation of managers of Piceance, in each case, pursuant to and in accordance with the terms and provisions of Sections 1 and 2, respectively, of this Agreement. Each of the proxy and the power of attorney granted pursuant to the immediately preceding sentence is each given in consideration of the agreements and covenants of the Company, and as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 4 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 4 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

3.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. This section shall also apply to any Person that is a third party beneficiary of this Agreement.

3.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of a sale of all or substantially all of the capital stock or assets of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate; and (b) termination of this Agreement in accordance with Section 6.8 below.

5. Reserved.

6. Miscellaneous.

6.1 Additional Parties. Notwithstanding anything to the contrary contained herein and subject to Article 11 of the Certificate, if the Company issues additional Shares of Common Stock after the date hereof to any Person who, as a result of such transfer, is a holder of five percent (5%) or more of the Common Stock, then as a condition to the issuance of such Shares the Company shall require that any purchaser of such Common Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit B, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed a Stockholder for all purposes under this Agreement.

6.2 Transfers. Subject to Article 11 of the Certificate, each transferee or assignee that, by itself or together with its Affiliates, is or becomes a holder of five percent (5%) or more of the Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company’s recognizing such transfer, each such transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit B. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 6.2.

6.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law and the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.5 Counterparts; Facsimile or PDF Transmission. This Agreement may be executed and delivered by facsimile or PDF transmission signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.7.

6.8 Consent Required to Amend, Terminate or Waive. Except as otherwise provided herein, the provisions of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only upon the prior written consent of the party against whom the waiver is to be effective. This Agreement may be amended, terminated or modified by a written instrument executed by (a) the Company, with Board approval; and (b) the holders of sixty-seven percent (67%) of the Shares then held by the Key Holders. Notwithstanding the foregoing:

(i) this Agreement shall automatically terminate with respect to any Stockholder if such person no longer holds or has the right to acquire any capital stock of the Company or any security convertible into capital stock of the Company;

(ii) subject to Section 6.8(i), without a Stockholder’s consent, no amendment or modification shall adversely affect such Stockholder’s rights under this Agreement, unless such amendment or modification applies to all Stockholders in the same fashion;

(iii) Schedule A hereto may be amended by the Company from time to time to add information regarding additional Investors or to add additional Stockholders pursuant to Sections 6.1 or 6.2 or remove any Stockholder in the event of any termination of this Agreement with respect to such Stockholder pursuant to this Section 6.8, without the consent of the other parties hereto;

(iv) The last provision of Section 3.1, the last sentence of Section 3,3, Section 6.8(iv), Section 6.8(v) and Sections 6.17 and 6.18 (collectively, the “Specified Sections”) may be amended or waived only with the approval of holders of a majority of the Shares not held by the Key Holders or their Affiliates (such majority being the “Required Majority); and

(v) subject to the next proviso, this Agreement may be terminated, as set forth herein, without the consent of Persons other than the Stockholders party hereto; provided, that the Specified Sections may not be terminated unless, concurrently with such termination, the Company agrees in writing to provide, for the benefit of and enforceable by all holders of Shares, the rights set forth in the Specified Sections, except as such rights are amended or waived by the Required Majority.

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Section 6.8 shall be binding on each party and all of such party’s successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Certificate, the Amended and Restated Bylaws of the Company (as the same may be amended from time to time) and the Registration Rights Agreement, constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.12 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

6.13 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.14 Dispute Resolution. THE PARTIES TO THIS AGREEMENT HEREBY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS AGREEMENT AND THE RELATED AGREEMENTS AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.

6.15 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

6.16 No Third Party Beneficiaries. Except with respect to the Specified Sections, this Agreement shall be solely for the benefit of the Stockholders and no other person or entity shall be a third party beneficiary hereof.

6.17 Reporting and Listing Requirements. In the event that the Company is no longer required to file annual and quarterly reports with the United States Securities and Exchange Commission (“SEC”), the Company shall provide, as soon as reasonably practicable, comparable audited reports on an annual basis, unaudited reports on a quarterly basis (which annual and quarterly reports shall contain substantially similar descriptions of business and management discussion and analysis provisions as are then required to be included in relevant filings with the SEC), and earnings releases on a quarterly basis, made available to all holders of Shares through a secure web site such as Intralinks and subject to a standard click-through access and confidentiality agreement (and holders of Shares may request that the Company provide access to such secure web site to prospective holders of Shares, consent to which request the Company shall not unreasonably withhold, condition, or delay). The Company shall use reasonable commercial efforts to list the Common Stock on the OTCQX after the Effective Date. Holders of Shares other than the Stockholders shall be third-party beneficiaries, with direct right of enforcement, for the purposes of this Section 6.17.

6.18 Minority Holder Rights. In the two years following the Effective Date, the Company shall not consummate either (A) a merger, stock issuance, sale of all or substantially all assets, change of entity, or any similar transaction pursuant to which not all holders of Shares are treated equally or (B) a transaction with an Affiliate (an “Affiliate Transaction”), without prior approval from either (1) the Required Majority or (2) the Independent Designee. If such transaction is approved by the Independent Designee without the approval of the Required Majority, the Company shall not consummate any such transaction unless it also receives an opinion from an investment bank or other similar financial advisor that the contemplated transaction is fair, from a financial point of view, to the Company (a “Fairness Opinion”); provided, however, that a Fairness Opinion shall only be required (i) for any transaction with a value in excess of forty-five million dollars ($45,000,000) or (ii) for any Affiliate Transaction with a value in excess of seven million five hundred thousand dollars ($7,500,000). Notwithstanding the foregoing, no Fairness Opinion shall be required for any capital contributions used solely to support the Company's potential sixty million dollars ($60,000,000) in additional capital contributions to Piceance in accordance with that certain Piceance Limited Liability Company Agreement, dated August [        ], 2012 (the “Piceance LLC Agreement”), if the timing of such capital contributions makes obtaining a Fairness Opinion impractical. In addition, the following transactions shall not be deemed Affiliate Transactions: (x) any debt financing provided by Stockholders or their Affiliates for transactions in connection with the above-referenced capital contributions to Piceance or for transactions with Persons that are not Affiliates of the Company (provided, that any equity, warrants or options included in such debt financing shall still be considered an Affiliate Transaction and thus subject to the $7,500,000 threshold set forth in (ii) above); (y) indemnification or related payments made to officers, directors and employees of the Company pursuant to its certificate of incorporation, bylaws, or other contractual provisions; and (z) any employment or compensation arrangement with an officer, director, employee or consultant of the Company that is not ZCOF, Whitebox, or an Affiliate of ZCOF or Whitebox and that is entered into by the Company in the ordinary course of business. Holders of Shares other than the Stockholders shall be third-party beneficiaries, with direct right of enforcement, for the purposes of this Section 6.18.

6.19 Piceance Drag Rights. Upon receipt of a Drag-Along Notice (as defined in the Piceance LLC Agreement), the Company and the Stockholders shall use commercially reasonable efforts to facilitate a transfer (including by voting for such transfer) of Piceance membership interests if required pursuant to Section 11.4 of the Piceance LLC Agreement.

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IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first written above.

COMPANY:

PAR PETROLEUM, INC.

By:
Name:
Title:

Address:

Facsimile:

Email:

KEY HOLDERS:

WHITEBOX ADVISORS, LLC

By:	, an Authorized Person

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By:	, an Authorized Person

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

WATERSTONE CAPITAL MANAGEMENT, LP

By:
Title:

INVESTORS:

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

SCHEDULE A

KEY HOLDERS

Name and Address	Number of Shares Held
WHITEBOX ADVISORS, LLC Fax: Email:

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. Fax: Email:

WATERSTONE CAPITAL MANAGEMENT, L.P. Fax: Email:
TOTAL

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on                     , by the undersigned (the “Holder”) pursuant to the terms of that certain Stockholders Agreement dated as of [                    ] (the “Agreement”), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”), for one of the following reasons (Check the correct box):

☐	as a transferee of Shares from a party in such party’s capacity as an “Investor” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” and a “Stockholder” for all purposes of the Agreement.

☐	as a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” and a “Stockholder” for all purposes of the Agreement.

☐	as a new Investor in accordance with Section 6.1 of the Agreement, in which case Holder will be an “Investor” and a “Stockholder” for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address, facsimile number or email address listed below Holder’s signature hereto.

HOLDER:	ACCEPTED AND AGREED:

By:	PAR PETROLEUM, INC.
Name and Title of Signatory

Address:	By:

Title:

Facsimile Number:	Email: